UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

EXECUTIVE OFFICERS
SIGNATURES

EXECUTIVE OFFICERS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

As reported previously by the Company, the Executive Council of the Company will be dissolved effective 1 April, 2014. Pursuant to this, effective 1 April, 2014, the Company will have nine executive officers.

The executive officers are:  Mr. N. R. Narayana Murthy (Founder, Executive Chairman of the Board),  Mr. S. Gopalakrishnan (Co-Founder, Executive Vice Chairman), Mr. S. D. Shibulal (Co-Founder, Chief Executive Officer and Managing Director), Mr. Srinath Batni (Member of the Board), Mr. Pravin Rao (President and Member of the Board) and Mr. B. G. Srinivas (President and Member of the Board), Mr. Rajiv Bansal (Chief Financial Officer), Mr. Parvatheesam K. (Chief Risk Officer and Company Secretary), and Mr. Srikantan Moorthy (Senior Vice President, Group Head - Human Resource Development).

A brief biography about the executive officers named above is provided below.

Mr. N. R. Narayana Murthy is the Executive Chairman of Infosys. He founded Infosys in 1981, served as the CEO during 1981 – 2002, as the Chairman and Chief Mentor during 1981 – 2011, and as the Chairman Emeritus during August 2011 – May 2013. Under his leadership, Infosys was listed on NASDAQ in 1999. Mr. Murthy articulated, designed, and implemented the Global Delivery Model, which has become the foundation for the delivery of IT services outsourcing from India. He has led key corporate governance initiatives in India. He is an IT advisor to several Asian countries. He serves on the boards of Ford Foundation, Rhodes Trust, and the UN Foundation. He has served as a member of the boards of directors of the Hong Kong and Shanghai Banking Corporation, Unilever NV and Unilever PLC. He has served on the governing boards of Cornell University, the Wharton School at the University of Pennsylvania, and the Graduate School of Business at Stanford University. He has also served as the Chairman of the Indian Institute of Management, Ahmedabad. Mr. Murthy holds a bachelor’s degree in Electrical Engineering from the University of Mysore and a master’s degree in Technology from the Indian Institute of Technology, Kanpur.

Mr. S. Gopalakrishnan (Kris) is Co-Founder, member of the board of directors, and Executive Vice-Chairman. Prior to becoming Executive Vice-Chairman, Kris served as Director (Technical) and his initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the US. Between 1987 and 1994, Kris served as the Vice President for Technical Operations of KSA / Infosys, a joint venture between Infosys and KSA located in Atlanta, US. In 1994, he returned to India and was appointed Deputy Managing Director of Infosys. Before becoming the CEO and Managing Director in July 2007, Kris served as the company's Chief Operating Officer, President, and Joint Managing Director, responsible for customer services, technology, investments, and acquisitions. Kris served as the company’s Executive Co-Chairman between August 2011 and May 2013. He was re-designated as the Executive Vice-Chairman of the company effective June 1, 2013. Kris also holds additional responsibility for Infosys BPO and Finacle operations. He is a Trustee of the Infosys Science Foundation, a not-for-profit trust, set up by Infosys and some members of its board of directors, to spread the culture of research mainly through the Infosys Prize, an annual award across six scientific categories. He has also represented Infosys and the country in international forums such as: The Indo-US CEO Council; President’s Council of New York Academy of Sciences; and the UNESCO High-Level Panel on Women’s Empowerment and Gender Equality. Kris was also the Chairman of The Business Action for Sustainable Development 2012 (BASD), a coalition of international business groups committed to sustainable development. In April 2012, Kris was appointed as a member of the reconstituted United Nations Global Compact Board for three years. He is also a member of the China Europe International Business School (CEIBS) International Advisory Board and Fudan University School of Management International Advisory Board. Kris serves on the Board of Governors at the Indian Institute of Management (IIMB), Bangalore, and Indian Institute of Technology, Madras (IIT-M). He is also the Chairman of International Institute of Information Technology (IIIT-B) Bangalore and a member of ACM, IEEE, and IEEE Computer Society.  He was the immediate past President of the Confederation of Indian Industry (CII) National Council. Kris holds master's degrees in physics and computer science from the Indian Institute of Technology, Madras.

Mr. S. D. Shibulal (Shibu) is Co-Founder, member of the board of directors, Chief Executive Officer and Managing Director of Infosys. Prior to becoming Chief Executive Officer and Managing Director, Shibu served as Chief Operating Officer between June 2007 and August 2011. Shibu has also held other senior leadership roles including Head of Worldwide Sales and Customer Delivery, Worldwide Head of Customer Delivery, Head of Infosys Manufacturing and Distribution, and Internet Consulting Practice. As a Co-Founder of the company, he was instrumental in the development of the Infosys Global Delivery Model. He is a Trustee of the Infosys Science Foundation. Shibu is a member of the World Economic Forum’s Global Agenda Council on Emerging Multinationals and the Co-chair of the Confederation of Indian Industries (CII) National Committee on IT, ITES and e-commerce. He is a member of the Board of Trustees and the Metropolitan College Dean’s Advisory Board of Boston University. He is also a member of the Seoul International Business Advisory Council (SIBAC). Shibu is also the Chairman of Information & Communication Technology Academy of Kerala.  Shibu holds a master’s degree in computer science from Boston University, US, and a master’s degree in physics from the University of Kerala, India.

Mr. Srinath Batni is responsible for Delivery Excellence in the company. Since joining Infosys in June 1992, he has held various positions from project management to heading a business unit. He is a director on the board of directors of Infosys China Ltd., and Infosys (Shanghai) Ltd. Srinath is the President of the Board of Trustees (2013) of the Infosys Science Foundation. He is a member of the Executive Council, NASSCOM since 2005. He is also a member of Infosys Foundation Trust and Infosys Employees Welfare Trust. Prior to joining Infosys, Srinath was a Project Manager – Technical Support for a French subsidiary in India since 1990. He was responsible for implementing production management and materials management systems at one of the leading public sector heavy engineering and manufacturing units for almost a decade since 1977. Srinath has a bachelor’s degree in mechanical engineering from Mysore University, India, and a master’s degree in mechanical engineering from the Indian Institute of Science, Bangalore, India.

Mr. U. B. Pravin Rao is responsible for driving growth and differentiation across a portfolio that includes Retail, Consumer Packaged Goods and Logistics, Life Sciences, Resources and Utilities, Cloud and Mobility, Quality and Productivity, Services, Growth Markets, and Infosys Labs. In addition, he is responsible for Global Delivery and Service Innovation. Pravin is also director of the Infosys Leadership Institute (ILI) globally. ILI is responsible for the selection, development, research, and succession of senior and high-potential leaders. He engages with clients primarily in retail and financial services. Since joining Infosys in 1986, he has held a number of senior leadership roles such as Head of Infrastructure Management Services, Delivery Head for Europe, and Head of Retail, Consumer Packaged Goods, Logistics and Life Sciences. Pravin holds a bachelor’s degree in electrical engineering from Bangalore University, India.

Mr. B. G. Srinivas heads a portfolio that includes Financial Services, Insurance, Manufacturing, Engineering Services, Energy and Communications, Infosys Public Services, Strategic Global Sourcing, and Marketing and Alliances. Joining Infosys in 1999, BG was pivotal in setting up the Enterprise Solutions unit, pioneering the Global Delivery Model for high value-added services like consulting-led package implementation. In 2011, B.G. was appointed Global Head of Financial Services and Insurance business. He is a frequent speaker at academic institutions such as the London Business School, INSEAD, and Saïd Business School, Oxford. Prior to joining Infosys, B.G. spent 14 years at ABB, where he held several leadership positions. B.G. holds a [bachelor’s] degree in mechanical engineering from Bangalore University, India, and has participated in executive programs at the Wharton School at the University of Pennsylvania, and Indian Institute of Management Ahmedabad (IIMA), India.

Mr. Rajiv Bansal is Chief Financial Officer of Infosys. His areas of responsibility include Corporate Finance, Business Finance, Risk, Operations Planning and Assurance, International Taxation, and Mergers and Acquisitions for the whole group. He is also the Chairperson of Infosys Lodestone. Rajiv has over 18 years of experience and joined Infosys as Manager of Finance in 1999. Prior to becoming the CFO, Rajiv was Vice President and Head of Finance. As the Head of Finance, his key priorities included supporting the company’s growth, managing critical finance functions and adhering to regulatory and compliance requirements. Before joining Infosys, Rajiv worked in different capacities at Tata Technologies, Cable & Wireless, and ABB. Rajiv is a chartered accountant and cost accountant by profession. He holds a bachelor’s degree in commerce from Calcutta University, India.

Mr. Parvatheesam Kanchinadham is currently the Chief Risk Officer & Company Secretary of Infosys. As the Chief Risk Officer, Parvatheesam heads the Enterprise Risk Management Function to identify, prioritize, measure, monitor, act and report top risks facing the corporation so that the business objectives of the corporation are met. As the Company Secretary, Parvatheesam is responsible for managing all the statutory affairs of Infosys.  Parvatheesam is a Member of the Institute of Company Secretaries of India, holds a bachelor’s degree in commerce (Hons) from Sri Sathya Sai Institute of Higher Learning, bachelors of laws degree from Bangalore University, master of business laws degree from the National Law School of India University and a master of business administration degree from the Massachusetts Institute of Technology.

Mr. Srikantan Moorthy (Tan) is the Senior Vice President and Group Head of Human Resource Development (HRD) at Infosys. Prior to taking up this role in April 2013, Tan was the Group Head of Education & Research (E&R) at Infosys, where his primary responsibility was talent development through competency building. Before taking up business enablement roles, Tan was heading service delivery for the telecommunication business at Infosys. Tan has worked in several facets of the business encompassing both strategy and operations during his career in the professional services industry. Tan is an active representative of Infosys in several professional bodies, including the Professional Development Committee of ACM (Association for Computing Machinery), NASSCOM (National Association of Software and Services in India) Education Council and IFEES (International Federation of Engineering Education Societies). In July 2010, Tan was inducted as a founding director of the International Professional Practice Partnership (IP3) Global Industry Council (IP3-GIC). Tan holds a bachelor’s degree in electronics engineering from Bangalore University, India.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: March 28, 2014	S. D. Shibulal Chief Executive Officer